February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-276008

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 1:00 p.m., Eastern time, on Tuesday, February 13, 2024, or as soon thereafter as is practicable.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer

8669 RESEARCH DR

IRVINE, CA 92618

P: 800 288 4659

F: 800 604 3259